Exhibit 99.2

PETAQUILLA MINERALS LTD.

For the Three Months Ended August 31, 2011 and 2010

Management Discussion and Analysis
Of Results of Operations and Financial Condition

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ” or the “Company”) reports the financial results for the three months ended August 31, 2011 which have been prepared on the basis of available information up to November 14, 2011. Management’s discussion and analysis should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes thereto of the Company, as at and for the three months ended August 31, 2011 and year ended May 31, 2011.

The Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 24 to the condensed consolidated interim financial statements for the three months ended August 31, 2011 describes the effect of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended May 31, 2011.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the three months ended August 31, 2011 with the three months ended August 31, 2010.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs. Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures unit cash cost per ounce of gold sold, earnings before interest, tax, depreciation and amortization (“EBITDA”) and working capital. These non-GAAP performance measure do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared using GAAP. More specifically, Management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures, (iii) an internal benchmark of performance to allow for comparison against other mines (iv) the ability of the Company to generate earnings associated with positive cash flows and (v) the Company’s ability to settle liabilities due within one year.

Cash cost per ounce of gold sold includes mine site operating costs such as mining, processing, administration, information technology, safety, health, environment management and by product credits from the sale of silver but is exclusive of amortization, depletion, reclamation, capital costs, exploration costs, royalties and corporate administration costs.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The condensed consolidated interim financial statements for the three months ended August 31, 2011 are the first consolidated financial statements prepared by the Company in accordance with IAS 34 and IFRS 1 – “First time Adoption of International Financial Reporting Standards”. The accounting policies described in Note 2 to the condensed consolidated interim financial statements have been applied in preparing the condensed consolidated interim financial statements for the three months ended August 31, 2011, the comparative information presented in these interim financial statements for the three months ended August 31, 2010 and in the preparation of consolidated statements of financial position as at June 1, 2010 and May 31, 2011. June 1, 2010 was the Company’s date of transition to IFRS.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 24 to the condensed consolidated interim financial statements for the three months ended August 31, 2011.

OVERALL PERFORMANCE

Executive Highlights for the three months ended August 31, 2011:

  Net income at $5.0 million, increased by 188% compared to first quarter of fiscal 2011.

  Gold poured at 18,014 ounces, increased by 8% and 68% compared to previous quarter and first quarter of fiscal 2011, respectively.

  Gold stockpiled at 43,213 ounces, increased by 72% and 499% compared to previous quarter and first quarter of fiscal 2011, respectively.

  Revenue at $26.2 million increased by 78% compared to first quarter of fiscal 2011.

  Cash cost per ounce of gold sold at $554, decreased by 25% compared to first quarter of fiscal 2011.

  Operating profit at $9.8 million, increased by 436% compared to first quarter of fiscal 2011.

Business Overview

The Company is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and selected acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. The Company received its operating permit from the Government of Panama on November 18th, 2009, authorizing the Company to proceed to commercial production of its 100% owned Molejon deposit. The Company achieved commercial production on January 8th, 2010, after having run its operations at an average of 70% of its normal capacity for a consecutive period of 30 days.

On August 31, 2011, at a Special Meeting of the Shareholders of the Company, a majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian") (the "Acquisition"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). This acquisition brought to the Company development stage projects in Spain with historical resources of 2.1M ounces of gold, 46M ounces of silver and significant copper and zinc content.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Business performance for the Company during the first quarter of the fiscal year 2012 has improved significantly in all of its key drivers. As a result of this operational performance improvement, combined with rising gold prices, net income of $5.0 million was generated during the first quarter of the fiscal year. This is the third consecutive profitable quarter recorded by the Company confirming its improved profitability profile.

OPERATING PERFORMANCE

	Q1	Q4	Q3	Q2	Q1	Total	Total
	2012	2011	2011	2011	2011	2011	2010
Gold mined – ounces	33,203	25,302	18,566	24,330	17,963	86,161	33,832
Gold stockpiled – ounces (*)	43,213	25,088	14,618	9,803	7,216	25,088	2,823
Gold poured – ounces	18,014	16,735	12,825	15,268	10,738	55,566	27,914
Gold sold – ounces	17,418	14,608	13,880	13,166	12,211	53,865	24,250
Average realized gold price (per ounce)	$1,508	$1,413	$1,340	$1,312	$1,210	$1,319	$1,115
Cash cost per ounce of gold sold	$554	$557	$610	$647	$740	$634	$590
(*) Total ounces of gold stockpiled as at the end of each period.

Gold poured during the first quarter of fiscal 2012 has confirmed an upward trend totaling 18,014 ounces, an increase of 8% compared to the previous quarter and 68% higher than production obtained during the same period of fiscal 2010. Actual gold mined equaled 33,203 ounces contributing to reach 43,213 stockpiled gold ounces as part of the Company's plans to increase future production at its Molejon gold mine and, in this regard, the Company initiated its on/off leach operation in the third week of September 2011.

Gold sold during the quarter increased by 19% compared to last quarter of fiscal 2011 generating revenues of $26.2 million, an increase of 75% compared to the mentioned period of fiscal 2011. Cash costs per ounce of gold sold, as previously reported, were in the range of US$550 – US$600, the lowest cash cost per ounce of gold sold recorded during the last five quarters of operation.

Pre-stripping activities at the mine have progressed during the quarter and were in line with the updated mine plan. Total pre-stripping work, which has been divided into five stages, will provide access to 4,100,000 tons of ore representing approximately 261,000 ounces of contained gold for the simultaneous feeding of the processing plant and the on/off leach operation. As of the end of the first quarter of fiscal 2012, stages one through three of the pre-stripping plan have been completed and, as a result, approximately 48,000 contained gold ounces have been mined and partly processed or stockpiled for future production.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Construction of tailings pond #1 progressed significantly during the first quarter of fiscal 2012 and the construction of a third tailings pond is to be soon initiated in parallel with the final stages of completion of tailings pond #1. Tailings pond #2 has commissioned during last fiscal 2011.

During the first quarter of fiscal 2012, the Company initiated and completed the construction of an on/off leach pad at the Northwest area of the mine with a capacity of 40,000 tonnes of ore, having brought it to production towards the end of the quarter. Simultaneously the Company initiated the construction of a second leach pad, with a capacity of 300,000 tonnes of ore. The Company estimates that the combined ore on the two leach pads will contain approximately 17,000 gold ounces with a planned recovery rate of 70%. Production through the on/off leach operation, is expected to progressively increase to 2,000 ounces, monthly, within the first six months of operation.

As part of the planned expansion of the Company’s production system at its Molejon gold mine facility, by increasing grinding and processing capacity in addition to the mentioned on/off leach operation, the installation of a third drum scrubber and the additional installation of a new horizontal Carbon-in-Column circuit (“CIC circuit”) progressed during the first quarter of fiscal 2012. The scrubber will significantly improve the processing of clays while the CIC circuit will increase gold absorption capacity by 80% and improve gold recovery rates from the milling system as well as from the on/off leach operation. Subsequent to the end of the first quarter of fiscal 2012, the Company initiated the procurement of a fourth ball-mill plus the corresponding additional two leach tanks and two Carbon-in-Pulp tanks (“CIP”) which, as from the first calendar quarter of 2012, will add 1,000 tpd processing capacity, representing approximately 2,000 additional ounces of gold recovery monthly.

During the first quarter of fiscal 2012, the Company completed the economic assessment of silver reserves currently contained within the Molejon open pit and not included in the original Feasibility Study. The final report, prepared by independent consultants Behre Dolbear, shows approximately 1Moz of measure and indicated silver contained reserves at an average grade of 2.05 g/t.

Subsequent to the end of the first quarter of fiscal 2012, Panama Desarrollo de Infraestructuras S.A. (“PDI Panama”), the Company’s infrastructure subsidiary, has been granted an order by Constructora Urbana S.A. (“CUSA”), a third party to PDI Panama, engaged by the Government of Panama, to supply 100,000 cubic meters of aggregates for the construction of a new 42 kilometres public road linking the town of La Pintada to the Coclesito area where is located the Molejon Gold Mine. The Company anticipates that approximately $1.5 million of revenue will be collected by PDI Panama from this third-party business.

Simultaneously, as part of PDI Panama spin-out strategy, the Company continued to increase its capacity to extract and deliver construction grade aggregates from the Company’s Molejon open pit by adding new Caterpillar heavy equipment for the transportation and loading of material to be used at the Molejon Gold Mine and for the construction of a by-pass road awarded to PDI Panama by Minera Panama S.A. (“MPSA”).

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

During the first quarter of fiscal 2012 the Company’s wholly-owned subsidiary, Petaquilla Gold S.A., a signatory of the International Cyanide Management Institute (“ICMI”), was audited by a leading international auditor as part of the final process of certification of good cyanide management practices by the International Cyanide Management Institute (“ICMI”). Once certified, Petaquilla Gold S.A. will join a group of only 14 other gold mining companies worldwide possessing this certification.

During the quarter ended August 31, 2011 the Company delivered 3,330 ounces of gold to Deutsche Bank AG in accordance with the terms and conditions of the Forward Gold Purchase Agreement signed on September 23, 2010.

The following table provides a reconciliation of cash costs per ounce of gold sold to total cost of sales per the condensed consolidated interim financial statements:

	Q1	Q4	Q3	Q2	Q1	Total	Total
	2012	2011	2011	2011	2011	2011	2010(*)
Production costs ($’000)	11,549	9,570	9,766	9,745	10,076	39,157	16,237
Less Royalties ($’000)	(1,898)	(1,433)	(1,301)	(1,222)	(1,039)	(4,995)	(1,937)
Cash operating costs ($’000)	9,651	8,137	8,465	8,523	9,037	34,162	14,300
Ounces of gold sold	17,418	14,608	13,880	13,166	12,211	53,865	24,250
Cash cost per ounce of gold sold	$554	$557	$610	$647	$740	$634	$590
(*) Information prepared under Canadian GAAP.

SELECTED FINANCIAL INFORMATION

Key Financial Data (000’s)	Q1	Q4	Q3	Q2	Q1	Total	Total
	2012	2011	2011	2011	2011	2011	2010(*)
Revenue	$26,177	$20,928	$18,682	$17,371	$14,728	$71,709	$27,542
Operating profit	9,836	7,606	5,874	4,726	1,835	20,041	6,465
Net income (loss)	4,969	22,306	2,922	(23,333)	(5,738)	(3,843)	(26,982)
EBITDA	10,384	8,459	5,500	2,478	184	16,621	(5,511)
Working capital (deficit)	(27,136)	(24,219)	(25,086)	(47,274)	(29,188)	(24,219)	(87,329)
Long term liabilities	73,765	74,946	82,642	80,821	84,976	74,946	5,219
Total Liabilities	120,670	118,335	120,140	139,661	120,440	118,335	101,615
Cash position	11,626	11,905	9,738	8,460	3,141	11,905	6,626
Total Assets	$135,966	$128,733	$106,768	$97,453	$89,649	$128,733	$80,262
(*) Information prepared under Canadian GAAP.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

During the first quarter of fiscal 2012 a net income of $5 million was recorded, representing an improvement of $10.7 million compared to a net loss of $(5.7) million recorded during the same period of previous fiscal 2011. This improvement was due mainly to higher gold prices combined with a reduction in the cost of sales per ounce. During the same period the operating profit of the Company, at $9.8 million, improved by 436% compared to the same period of fiscal 2011.

From a financial perspective, total assets of the Company increased by 52% compared to those at the end of first quarter of fiscal 2011 and total liabilities were maintained at the same previous level, consequently resulting in an of 149% in shareholders’ equity.

Cash position as of the end of first quarter of fiscal 2012, at $11.6 million, represented an increase of 270% compared to August 31, 2010 and was at the approximate same level recorded at the end of fiscal 2011, $11.9 million. During the first quarter of fiscal 2012 cash flow from operations was positive $9.9 million, representing an increase of 340% compared to cash flow generated during the first quarter of fiscal 2011. Positive cash flows are applied mainly to funding (i) Molejon production capacity expansion, with the objective to increase gold production to 110,000 ounces in fiscal 2012, (ii) Lomero Poyatos exploration and development projects and (iii) Banjas experimental mining activities.

RESULTS OF OPERATIONS

The Company’s unaudited condensed consolidated interim financial statements for the three months ended August 31, 2011, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements (see note 2 to the mentioned condensed consolidated interim financial statements) and all amounts are expressed in United States dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income, revenue from the sale of gold, production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

SUMMARY OF RESULTS ($’000)
	2012	2011	2011	2010	2010	Total	Total
	August 31	May 31	February 28	November 30	August 31	2011	2010(*)
	Q1	Q4	Q3	Q2	Q1

Revenues	26,177	20,928	18,682	17,371	14,728	71,709	27,542
Cost of sales	(11,549)	(9,570)	(9,766)	(9,745)	(10,077)	(39,158)	(16,237)

Depletion and amortization	(4,792)	(3,752)	(3,042)	(2,900)	(2,816)	(12,510)	(4,840)

Operating Profit	9,836	7,606	5,874	4,726	1,835	20,041	6,465

General and administrative	(1,966)	(2,664)	(2,620)	(2,822)	(1,982)	(10,088)	(9,397)
Donations and community relations	(345)	(1,392)	(242)	(43)	(30)	(1,707)	(1,240)
Exploration and evaluation costs	(1,372)	(2,644)	(1,949)	(2,351)	(2,325)	(9,269)	(4,304)
Share-based payments	(130)	(220)	(495)	(32)	(172)	(919)	(1,351)
Other operating expenses	-	(110)	(212)	(3,988)	(76)	(4,386)	(613)
Earnings (loss) from Operations	6,023	576	356	(4,510)	(2,750)	(6,328)	(10,440)

Finance expense, net	(161)	(400)	467	(419)	(182)	(534)	(543)
Non-operating (expenses) income	(893)	22,130	2,099	(18,404)	(2,806)	3,019	(15,999)

Net income / (loss)	4,969	22,306	2,922	(23,333)	(5,738)	(3,843)	(26,982)

Earnings / (loss) per share – basic and diluted	$0.03	$0.15	$0.02	$(0.18)	$(0.05)	$(0.03)	$(0.25)
(*) Information prepared under Canadian Gaap

RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED AUGUST 31, 2011 COMPARED TO THE THREE MONTHS ENDED AUGUST 31, 2010 Operating Profit

During the three months ended August 31, 2011 operating profit was $9.8 million compared to $1.8 million obtained during the same period of fiscal 2011. This improvement of 436% in the operating profit was due to the following reasons:

  Gold sales and cost of sales

During the first quarter of fiscal 2012 gold sales totaled 17,418 ounces, corresponding to an increase of 43% compared with the first quarter of 2011 (12,211 ounces). Gold sales and cost of sales were $26.2 and $11.5 million, respectively, corresponding to an average quarterly sales price of $1,508 and cost of sales per ounce of $554. These figures represent an increase of approximately 25% in average sales price compared to the same period of previous fiscal 2011 ($1,210) and a decrease of 25% in average cost of sales per ounce for the same period ($740).

  Amortization and depletion

Amortization of production equipment and depletion of mineral properties was $4.8 million for the three months ended August 31, 2011 compared to $2.8 million for the same period of fiscal 2010. The increase by 71% was mainly due to the acquisition of new equipment for Molejon Gold Mine and PDI Panama and additionally, to the increase by 68% in gold poured that

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

originated a higher depletion charge of the mineral properties compared to the first quarter of fiscal 2010.

Earnings (loss) from Operations

During the first quarter of fiscal 2012, the Company obtained $6.0 million in Earnings from Operations mainly due to the significant improvement of the Operating Profit above mentioned and due to the decrease of $0.8 million in its expenses representing a 17% reduction compared to the first quarter of fiscal 2010. The mentioned decrease in expenses was largely due to:

  A decrease of $0.9 million in exploration and development costs. Exploration and development costs expensed were $1.4 million for the three month ended August 31, 2011 compared to $2.3 million for the quarter ended August 31, 2010. This decrease was due to the allocation of a portion of the exploration effort incurred during the quarter ended August 31, 2011 in areas within Molejon Project that are subject to capitalization under IFRS (see note 2 to the condensed consolidated interim financial statements for the three months ended August 31, 2011).

  The mentioned decrease was offset by an increase in donations and community relations of $0.3 million. Donations and community relations of $0.3 million were incurred for the quarter ended August 31, 2011 compared to $0.03 million for the quarter ended August 31, 2010.

Net income (loss)

Net income for the three months ended August 31, 2011 increased by 188% to $5 million compared to a net loss of $(5.7) million for the same period of fiscal 2010. Following is a variance analysis showing the main reasons for this increase:

		Variance
		($ millions)%
Net loss for the three months ended August 31, 2010		(5.7)	-
•	Increase in Operating Profit	8.0	436%
•	Decrease in Expenses	0.8	17%
•	Decrease in Finance expense, net	0.02	11%
•	Decrease in Other non-operating expenses	1.9	68%
Net income for the three months ended August 31, 2011		5.0	188%

Cash Flow

Operating Activities

Net cash flow from operations during the three months ended August 31, 2011 amounted to $9.9 million. This compares to a net cash flow from operations of $2.2 million during the quarter ended August 31, 2010. The 340% of increase in cash flow from operations is

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

attributable to the improvement in the operational performance represented by the increase in the operating profit for the three months ended August 31, 2011.

Financing Activities

There was a net cash flow of $(1.0) million from financing activities during the three months ended August 31, 2011. This compares to a net cash flow of $(0.9) million during the same period of fiscal 2010.

During the three months ended August 31, 2011 an outflow of $(0.9) million was applied to the payment of capital lease obligations related to the acquisition of equipment for Petaquilla Gold S.A. and PDI Panama, both Panamanian subsidiaries.

Investing Activities

There was a net cash flow of $(11.3) million for the three months ended August 31, 2011, compared to a net cash flow of $(4.2) for the quarter ended August 31, 2010.

Investment in mineral properties, plant & equipment was $(9.6) million for the three months ended August 31, 2011 compared to $(3.3) million for the same period of fiscal 2010.

During the three months ended August 31, 2011 an outflow of $(0.2) million was applied to the repurchase of own shares, in accordance with the Normal Course Issuer Bid approved by the Toronto Stock Exchange permitting the Company to purchase up to 17,000,000 common shares.

LIQUIDITY AND CAPITAL RESOURCES

As of August 31, 2011 the financial situation of the Company has improved significantly compared to August 31, 2010. Cash on hand plus short and long term investment have increased by $8.5 million to $11.6 million as of August 31, 2011, compared to $3.1 million as of August 31, 2010. This represents an increase of 270% in the cash position of the Company. As of August 31, 2011 working capital deficiency was $27.1 million compared to $29.2 million as of August 31, 2010, representing a decrease of $2.1 million. Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities due within one year.

Total assets of the Company increased by 52% compared to those at the end of first quarter of fiscal 2011, while maintaining total liabilities of the Company at a similar level of the comparable period. As a result, the Company’s equity increased by 149%.

During the first quarter of fiscal 2012 cash flow from operations was positive, $9.9 million, representing an increase of 340% compared to cash flow generated during the first quarter of fiscal 2011. Positive cash flows are applied mainly to funding (i) Molejon production capacity expansion, with the objective to increase gold production to 110,000 ounces in fiscal 2012, (ii) Lomero Poyatos exploration and development projects and (iii) Banjas experimental mining activities.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

As of August 31, 2011 the Company has accumulated a deficit of $143,593,999 (May 31, 2010 -$145,169,453). However, during the three months ended August 31, 2011 the Company has earned, for the third consecutive quarter, since commercial production, a net income of $5.0 million. This represents an increase in net income of $10.7 million compared to the net loss of $5.7 million for the three months ended August 31, 2010. This significant improvement was derived mainly from an increase of $8.0 million in the operating profit of the Company.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

The 2012 fiscal year budget approved by the Board of Directors indicates the Company will be able to continue as a going concern without obtaining additional financing. The Company expects to fund its operations including its working capital deficiency via its internal cash flows from the Molejon gold mine. However the Company will continue to strategically seek external financing to reduce its overall cost of capital and to support further expansion of the Company including the drilling program of Iberian Resources Corp and the Company’s infrastructure business.

COMMITMENTS

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Office lease	95,500	48,700	32,700	-	-
Obligation under financing lease	1,434,336	1,710,413	1,710,413	2,893,493	-
Secured notes	451,668	455,411	455,411	3,679,473	-
Convertible secured notes	573,916	578,672	578,672	4,675,355	-
Long-term debt	442,890	461,413	452,861	812,912	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	1,080,000	-
Community support obligation (1)	-	-	-	360,000	2,520,000
Forward gold purchase agreement (2)	10,006,002	12,031,508	10,451,613	7,900,036	-
Closure and reclamation obligation	-	-	-	-	10,276,332

	14,444,312	16,726,117	15,121,670	21,401,269	12,796,332

(1)
The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

(2)	As described in Note 11 to the condensed consolidated interim financial statements, the Company has an obligation to the Deutsche Bank, AG for a certain amount of ounces of gold in the future.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

CONTINGENCIES

1)
On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested to the National Assemble to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. The effect of increasing royalties by 2% on the Company’s operations and financial position for the current period would have been an increase in cost of sales of $542,354 should the legislation be enacted and applied retroactively.

2)
During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to trial in fiscal 2013. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

3)
The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

CAPITAL STOCK

At November 14, 2011, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

As at August 31, 2011, an aggregate of 176,479,501 common shares were issued and outstanding of which 329,200 were repurchased. At a Special Meeting of the Shareholders of the Company held on August 31, 2011, the Shareholders have approved the issuance by the Company of additional common shares required to effect the acquisition of Iberian Resources Corp., as is disclosed in Note 7 to the condensed consolidated interim financial statements for the three month ended August 31, 2011.

As at November 14, 2011, an aggregate of 221,519,593 common shares were issued and outstanding, of which 549,200 were repurchased.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

	Number of	Share	Treasury	Share-based	Share Purchase	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	payments reserve	Warrants	Deficit	Shareholders	controlling
	Shares						of the	Interests
							Company
		($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2010	125,281,951	102,535,295	(122,193)	16,190,925	1,319,147	(145,169,453)	(25,246,279)	-	(25,246,279)

Issue of shares on exercise of share options	100,000	21,930	-	-	-	-	21,930	-	21,930
Share-based payments	-	-	-	171,698	-	-	171,698	-	171,698
Reclassification of grant date fair value on exercise of stock options	-	57,884	-	(57,884)	-	-	-	-	-
Net loss	-	-	-	-	-	(5,737,909)	(5,737,909)	-	(5,737,909)

Balance at Aug 31, 2010	125,381,951	102,615,109	(122,193)	16,304,739	1,319,147	(150,907,362)	(30,790,560)	-	(30,790,560)

Balance at June 1, 2011	176,429,501	139,899,123	(122,193)	16,834,598	2,350,379	(148,563,397)	7,891,354	2,507,156	10,398,510

Issue of shares on exercise of share options	50,000	11,616	-	-	-	-	11,616	-	11,616
Reclassification of grant date fair value on exercise of stock options	-	16,116	-	(16,116)	-	-	-	-	-
Treasury shares repurchased	-	-	(213,095)	-	-	-	(213,095)	-	(213,095)
Share-based payments	-	-	-	130,310	-	-	130,310	-	130,310
Net income	-	-	-	-	-	4,969,398	5,189,276	(219,878)	4,969,398

Balance at August 31, 2011	176,479,501	139,926,855	(335,288)	16,948,792	2,350,379	(143,593,999)	13,009,461	2,287,278	15,296,739

(1) August 31, 2011 - 329,200 common shares (May 31, 2011 - 44,200 common shares)

PTQ had the following share purchase warrants outstanding as at November 14, 2011:

Number of Warrants	Exercise
Outstanding	Price	Expiry Date
2,100,042	CAD $0.85	May 21, 2012
3,964,000	CAD $0.65	May 21, 2013
1,080,672	$0.40	June 1, 2013
846,000	CAD $0.65	June 4, 2013
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014
40,148,314

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The following summarizes information about the stock options outstanding as at November 14, 2011:

Number of Shares
Outstanding	Exercise Price	Expiry Date
762,262	CAD $1.05	January 15, 2012
755,208	CAD $2.01	January 15, 2012
100,000	CAD $2.25	June 20, 2012
50,000	CAD $2.49	July 12, 2012
309,102	$0.60	January 20, 2013
1,350,000	$0.14	May 6, 2013
426,073	$0.14	June 1, 2013
300,000	CAD $0.52	December 1, 2013
1,169,970	CAD $1.00	December 30, 2013 (*)
273,778	CAD $1.00	January 7, 2014 (*)
125,000	CAD $1.00	January 26, 2014 (*)
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
510,000	CAD $1.11	December 21, 2015
1,222,138	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
12,103,531

(*) 1,568,748 finder’s stock options exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45 (see Note 13 to the condensed consolidated interim financial statements for the three months ended August 31, 2011 and 2010).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the three months ended August 31, 2011 and 2010. Related party transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the transacting parties.

  The Company paid fees of $280,975 to a company controlled by the Chairman (three months ended August 31, 2010 $140,991) for compensation related matters.

  The Company paid for goods and services provided to the Molejon mine of $92,881 (three months ended August 31, 2010 $50,196) to companies controlled by the Chairman.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  The Company paid fees of $8,000 for services (three months ended August 31, 2010 $Nil) to a company controlled by a Director.

  The Company paid fees of $Nil for services (three months ended August 31, 2010 $915,486) to a company related to an officer.

At August 31, 2011, excluding related party Notes and related party Convertible Notes (Note 9 to the condensed consolidated interim financial statements for the three months ended August 31, 2011 and 2010), $104,050 was owed to related parties.

Note 7 to the condensed consolidated interim financial statements provides a description of the Iberian Resources Corp (“Iberian”) transaction. As noted, Iberian is a related party to the Company by virtue of common management and directors.

SUBSEQUENT EVENTS

a)

On September 1, 2011 in connection with the Acquisition of Iberian Resources Corp., the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60.

b)

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility will be used for the acquisition of heavy equipment by Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility will accrue interest at LIBOR rate plus spread of 3.75%. The mentioned equipment will serve as collateral throughout the amortization period (four years) and will be registered with the Public Registry of the Republic of Panama.

c)

During October 2011, Panama Desarrollo de Infraestructuras, S.A ("PDI") entered effectively into two capital lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for the purchase of certain mining equipment in order to expand its production capacity at Molejon Gold Mine. These two capital leases amount to a total of $2.6 million and will accrue interest at 6% per annum during the period of five years to maturity.

d)

After August 31, 2011 Petaquilla Gold S.A. entered into a working capital credit facility with Lafise Bank of Panama in the amount up to $2 million. This credit facility will accrue 7.75% per annum and the term of each loan within the credit facility will be 180 days.

e)	Subsequent to the end of the period, 50,000 stock options were exercised for total proceeds of CAD$5,000.

f)	Subsequent to the end of the period, 272,976 warrants were exercised for total proceeds of $65,050.

g)	Subsequent to the end of the period, 9,424,605 warrants expired unexercised.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

h)	Subsequent to the end of the period, a total of 220,000 common shares were repurchased by the Company, at share prices ranging from CAD$0.76 to CAD$0.90.

SIGNIFICANT ACCOUNTING POLICIES AND TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed consolidated interim financial statements for the three months ended August 31, 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting (“IAS 34”) and IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”), and its interpretations. These unaudited condensed consolidated interim financial statements do not contain all the information required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended May 31, 2011 prepared under Canadian generally accepted accounting principles (“Canadian GAAP”). The interim results are not necessarily indicative of results for the full year.

The Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 24 to the condensed consolidated interim financial statements for the three months ended August 31, 2011 and 2010 describes the effect of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended May 31, 2011.

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position as at June 1, 2010:

1.

Borrowing costs – IAS 23, Borrowing Costs (“IAS 23”) requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset. IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date. The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets on June 1, 2010.

2.

Share-based payment transactions – This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to June 1, 2010.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

3.

Leases – IFRS provides the option to apply the transitional provisions in IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. The Company may determine whether an arrangement existing at the Transition Date contains a lease on the basis of facts and circumstances existing at that date. The Company has applied this exemption when retrospectively applying IAS 17 ‘Leases’.

4.

Decommissioning liabilities included in the cost of mineral properties – Under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the date of transition and instead re-measure them in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the date of transition. The Company has elected to apply this exemption.

5.

Cumulative Translation Adjustment – IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) requires an entity to recognise some translation differences in other comprehensive income and accumulate these in a separate component of equity. However, the Company can elect under IFRS 1 to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. The Company has elected to apply the exemption and has deemed all cumulative translation differences to be zero at Transition Date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error. The Company’s IFRS estimates as of June 1, 2010, August 31, 2010 and May 31, 2011 are consistent with its Canadian GAAP estimates for the same dates.

Revenue Recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sales price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Refining and treatment charges are netted against revenues for sales of metals. Prior to commercial production, revenues and related expenses are recognized as a net decrease or increase to Mineral Properties, respectively. Revenue from the sale of bi-product from the extraction of gold is offset against production costs.

The Company received a prepayment from Deutsche Bank for the sale of 66,650 ounces of gold to be produced and delivered to September 2015 (Note 11 to the condensed consolidated interim financial statements for the three months ended August 31, 2011 and 2010). The prepayment, which is accounted for as deferred revenue, is recognized as revenue based on the settlement of delivered ounces in the applicable period.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Cash and cash equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company has elected to classify restricted cash as held for trading.

Inventories and stockpiled ore

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimate costs to sell.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Stockpiled ore that is not anticipated to be processed within one year is classified as long-term. Work-in-process inventory represents materials that are currently in the process of being converted to finished goods. Production costs are capitalized and include the cost of raw materials, direct labour, mine-site overhead expenses, amortization and depletion of mining assets, plus applicable refining costs and associated royalties.

Supplies are valued at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are being held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.

Exploration and evaluation expenditures

Exploration and evaluation expenditures comprise costs that are directly attributable to:

  Researching and analyzing existing exploration data;

  Conducting geological studies, exploratory drilling and sampling;

  Examining and testing extraction and treatment methods; and

  Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Acquisition costs for exploration and evaluation stage properties are capitalized. Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to Mineral Properties.

Exploration and evaluation expenditures, including exploratory drilling and related expenditures are capitalized as mineral property in the accounting period the expenditure is incurred when management determines that there are measured and indicated resources that would indicate a project is economically viable, the decision to proceed with development has been approved, and the necessary permits are in place for its development. All other exploration and evaluation expenditures are expensed as incurred.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present.

Mineral properties, plant and equipment

Mineral properties are stated at cost less accumulated amortization/depletion and accumulated impairment charges. The costs associated with mineral properties include direct costs, acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. Mineral properties include the capitalized costs of associated mineral properties after acquisition of the land.

Stripping and pre-stripping costs are recorded at cost. Pre-stripping expenditures are capitalized until the commencement of production. Stripping costs incurred to expand operating capacity, or to expose new ore bodies or develop mine areas in advance of current production are capitalized. Stripping costs related to current period production are charged to operations as incurred. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition, stripping costs and tailings ponds are amortized by the units-of-production method based on estimated recoverable reserves.

Plant and plant equipment is recorded at cost less accumulated amortization and amortized on a straight-line basis over the estimated economic useful life of the assets.

Financial instruments

The Company’s financial instruments consist of: cash and cash equivalents; receivables; restricted cash; advances to suppliers; accounts payable and accrued liabilities; obligations under finance leases; community support obligations; long-term debt; secured notes; convertible secured notes; and share purchase warrants.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. On initial recognition financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss” (“FVTPL”), “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Financial liabilities are classified as either FVTPL or “other financial liabilities”. Financial liabilities are classified as FVTPL when the financial liability is either “held-for-trading” or it is designated as FVTPL.

Financial assets and financial liabilities classified as FVTPL are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets classified as “available-for-sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets classified as “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Cash and cash equivalents and restricted cash are classified as held for trading and are measured at fair value. Advances to suppliers and receivables; which consist of refundable government value added taxes and travel advances are classified as loans and receivables.

Accounts payable and accrued liabilities; obligations under finance leases; community support obligations and long-term debt are classified as other financial liabilities.

Secured notes and convertible secured notes including the conversion feature in the convertible secured notes are classified as FVTPL.

Compound instruments

The Company recognizes separately the components of a financial instrument that creates a financial liability of the Company and grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has the choice over how it is settled. At the date of issue of the Convertible Secured notes, the fair value of the liability component was estimated using prevailing market interest rates for similar instruments. As the equity component is not fixed the conversion feature is a financial liability classified as FVTPL.

Financial and derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss for the period. Both the Secured and Convertible Secured Notes included embedded derivatives which cannot be separately valued and as such the entire agreements are considered to be classified as FVTPL and adjusted to their fair value at the end of each reporting period. All transaction costs related to these instruments were expensed in the period in which they were incurred.

The Company’s share purchase warrants with Canadian dollar exercise prices are considered derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period. The share purchase warrants attached to the Secured Notes were originally valued and recorded as equity on issuance of the Notes; however, are now classified as FVTPL. All transaction costs related to these share purchase warrants were expensed in the period they were incurred.

Provision for closure and reclamation

The Company records a liability for the estimated future costs of reclamation and closure of operating mines, including statutory, legal or constructive obligations, discounted to net present value. The present value is determined using the pre-tax risk-free interest rate applicable for maturity periods that approximate the expected timing of future cash flows. Estimates of future costs represent management’s best estimate of expected future cash flows which incorporate assumptions on the effects of inflation and the effects of country and other specific risks associated with the related assets. The value of the obligation is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The estimated present value of the closure and reclamation cost obligation is re-measured at each period end for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the pre-tax risk-free interest rate. Closure and reclamation cost obligations are recorded with a corresponding increase to the carrying amounts of related assets. Changes to the obligations are also accounted for as changes in the carrying amounts of related assets, except where a reduction in the obligation is greater than the carrying amount of the related asset, in which case, the related asset is reduced to nil and the remaining adjustment is recorded in earnings. Changes to the carrying amounts of related assets result in adjustments to future depreciation and depletion expense.

Segment information

The Company has determined it operates in one reporting segment, the exploration, development and operation of mineral properties. Operation of mineral properties, extraction of gold and exploration occurs in Panama. All revenue, inventory and long-term assets in fiscal 2012 and 2011 were related to the reporting segment in Panama.

Impairment of non-current assets

At each reporting date, the Company reviews and evaluates its non-current assets including Mineral Properties, Plant and Equipment to determine whether there is an indication that those assets may be impaired. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of impairment, if any.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. If the fair value less costs to sell of a mine site is not reliably determinable, the recoverable amount is determined to be the mine site’s value in use. The value in use is based on estimated future pre-tax cash flows for the mining properties discounted to their present value using the pre-tax interest rate which reflects the current market assessment of the time value of money. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount.

Impairment losses are recognized in earnings in the period incurred. The allocation of impairment losses, if any, for a particular mine site to its mining property, plant and equipment is determined based on the relative book values of these assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in earnings in the period the reversal occurred.

Share-based payments

Share-based payments include share options granted to employees, officers, directors and non-employee consultants. The Company applies the fair value method of accounting for all share option awards. Under this method, the Company recognizes a share-based payments expense

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

for all share options based on the fair value of the options on the date of grant using the Black-Scholes option pricing model and the estimated number of share options that will eventually vest. The fair value of the options is expensed over the vesting periods of the options with a corresponding increase to equity. Changes to the estimated number of share options that will eventually vest are revised when actual forfeitures differ from previous estimates. Options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

Income taxes

Income tax expense consists of current and deferred tax expense and is recognized in profit or loss. Current tax expense for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of the change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax against current liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Earnings (loss) per share

The Company uses the weighted average number of common shares issued and outstanding during the period in its calculation of earnings (loss) per share (“EPS”). Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of potential dilutive common shares, which comprise share options granted to employees and warrants. The dilutive effect of share options and warrants assumes that the proceeds to be received on the exercise of share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are included in the calculation of dilutive EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or warrants except where such conversion would be anti-dilutive. In a period when net losses are incurred, potentially dilutive stock options, warrants and the conversion feature on the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

convertible secured notes are excluded from the loss per share calculation as the effect would be anti-dilutive.

Foreign currency translation and transactions

The functional currency of the parent entity and the presentation currency of the condensed consolidated interim financial statements is the United States dollar (“U.S. dollar”). The functional currency of the Company’s Panama subsidiaries is also the U.S. dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions denominated in foreign currencies have been translated into U.S. dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the balance sheet date exchange rate. Foreign currency differences are recognized in comprehensive loss in the same period in which they arise.

Borrowing costs

Borrowing costs directly attributable to the development, construction and acquisition of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized to the cost of those assets until such time as the assets are substantially ready for their intended use. Qualifying assets include the costs of developing mineral properties.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings.

All other borrowing costs are expensed as incurred.

Non-controlling interest

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. If the change in ownership does not result in loss of control, it is accounted for as an equity transaction.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

(a) Fair values of financial instruments

The fair value of the Company’s current assets and liabilities including cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s obligations under finance leases approximate fair value due to their interest rates being in line with market rates.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 10.18% at August 31, 2011 (May 31, 2011 – 10.18%, June 1, 2010 – 12.0%) and estimated interest payment date of September 15, 2011.

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At August 31, 2011, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized on the statement of financial position at fair value are categorized as follows:

	Level 1	Level 2	Level 3
	($)	($)	($)
Secured notes	-	-	3,143,099
Convertible secured notes	-	-	3,993,806
Share purchase warrants	-	11,559,655	-

(b) Embedded derivatives

The Secured Notes and the Convertible Secured Notes included embedded derivatives for call and put options which cannot be separately valued and as such the entire agreements are considered to be classified as at fair value through profit and loss and adjusted to their fair value at the end of each reporting period.

(c) Financial instrument risk exposure

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however, it also arises on cash and cash equivalents and restricted cash. There is also minimal risk associated with accounts receivable as the payment for gold sales is received prior to the gold being credited to the customer’s account at the refinery. Sales during the period were to two customers but there is not an economic dependence risk as the metals produced by the Company can be sold to other potential customers. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. The Company does not have a significant concentration of credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk
Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, secured debt, convertible secured debt and leasing arrangements to develop the Molejon gold project. The Company expects to fund operations and capital expenditures in fiscal 2012 via operations as the Molejon gold project has been in commercial production since January 2010.

In the past, the Company has been unable to meet all of its obligations with respect to scheduled repayments of principal, premium and interest on its Notes and interest on its Convertible Notes. Total payments of $10,272,950 were due in March and May 2010. Of this total, the Company paid $1,200,000. Under the terms of the Indenture an event of default occurred and the Notes and Convertible Notes became due on demand at the option of the Note holders and Convertible Note holders or the Trustee.

During the quarter ended November 30, 2010, the Company paid $39,950,000 in principal, premium and interest on the Notes and Convertible Notes from the proceeds of a gold forward purchase agreement. As part of the gold forward purchase agreement, the Note holders and Convertible Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Note holders and Convertible Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the forward gold purchase agreement have been satisfied (See Note 11 to the condensed consolidated interim financial statements for the three months ended August 31, 2011 and 2010). The summary of all of the Company’s future commitments is disclosed in Note 20 to the condensed consolidated interim financial statements for the three months ended August 31, 2011 and 2010.

At August 31, 2011, Petaquilla held cash and cash equivalents of $3,277,873 (May 31, 2011 $5,712,792, June 1, 2010 - $4,625,649) and had a working capital deficit of $27,136,271 (May 31, 2011 - $24,218,777, June 1, 2010 - $89,616,869).

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Market risk

(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

During the three months ended August 31, 2011, the Company recognized a loss of $18,860 on foreign exchange (three months ended August 31, 2010 loss of $26,637).

(ii) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of the Company will fluctuate because of to changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and cash and cash equivalents and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, capital leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, and the political and economic conditions of major producers throughout the world.

CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long term debt, capital leases, Secured Notes, Convertible Secured Notes, advances from Deutsche Bank in connection with future production of gold and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

issuance of shares, secured debt, convertible secured debt and leasing arrangements to bring its mine into commercial production and to continue to explore other projects develop the project and may require additional funding again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance. However, there may be additional risks unknown to Petaquilla and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in the Company’s securities. The occurrence of any of the following events could harm PTQ. If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

Mining operations and projects are vulnerable to supply chain disruption and Petaquilla’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Petaquilla's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables and processing equipment. In the past, Petaquilla and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and Petaquilla has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables or mining equipment, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations. Petaquilla and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables and processing equipment who command superior bargaining power relative to Petaquilla, or Petaquilla could at times face limited supply or increased lead time in the delivery of such items. If Petaquilla experiences shortages, or increased lead times in delivery of strategic spares, critical consumables or processing equipment its results of operations and its financial condition could be adversely affected.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Petaquilla faces uncertainty and risks in its exploration and project evaluation activities.

Exploration activities are speculative in nature and project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

  future metal and other commodity prices;

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of gold from the ore; and

  anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Resource estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and studies can result in new data becoming available that may change previous resource estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of resources resulting in revisions to previous resource estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs. These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

Petaquilla undertakes revisions to its resource estimate based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of Petaquilla's mining asset base. Resource restatements could negatively affect Petaquilla’s results, financial condition and prospects, as well as its reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. Petaquilla therefore faces intense competition for the acquisition of attractive mining properties.

From time to time, Petaquilla evaluates the acquisition of exploration properties and operating mines, either as stand-alone assets or as part of companies. Petaquilla’s decisions to acquire these properties have historically been based on a variety of factors including estimates of and assumptions regarding the extent of resources, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. All of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate resources.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

As a result of these uncertainties, the exploration programs and acquisitions engaged in by Petaquilla may not result in the expansion or replacement of the current production with new resources or operations. Petaquilla’s operating results and financial conditions are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing resources. If Petaquilla is not able to maintain or increase its resources, its results of operations and its financial condition and prospects could be adversely affected.

Petaquilla faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project. Petaquilla's decision to develop a mineral property is based on estimates made as to the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

  future gold prices;

  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  anticipated recovery rates of gold extracted from the ore; and

  anticipated capital expenditure and cash operating costs.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such estimates.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

  timing and cost of the construction of mining and processing facilities, which can be considerable;

  availability and cost of skilled labor, power, water and transportation facilities;

  need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

  availability of funds to finance construction and development activities.

New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, Petaquilla's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Petaquilla’s operating results and financial conditions are directly related

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

to the success of its project developments. A failure in Petaquilla’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

The Company may require additional funding in order to continue its operations.

PTQ has been producing since January 8, 2010 when it achieved commercial production at the Molejon gold property. Considering the increase in cash margin, the improvements in throughput and production capacity at the Plant, in addition to the start up of the on/off leach pad during the second quarter of fiscal year 2012, the risk of requiring additional funding in order to continue its operations has been mitigated. In addition, the net income for the three months ended August 31, 2011 shows a positive trend in the finance and operational performance of the Company. This positive trend will allow the Company to manage its cash flow from operations to comply with operational requirements and also with the planned exploration and development programs. Although this, different sources of funding, depending on the market conditions and the appetite of investors to increase their participation in Company’s business or other projects, may become available and could be considered. However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments. It will depend on the market expectations, the performance of PTQ’s production and results.

The Company has an accumulated deficit as at August 31, 2011 of $143,593,999; however during the last quarter ended August 31, 2011 the Company obtained an operating profit of $9,835,276 which considered in an accumulated basis together with that obtained during fiscal 2011, it has accumulated a total of $31,051,158.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that based on the Company’s currently consolidated production performance, its proven cost management system and a substantially reduced debt profile, in addition to the favorable market conditions, the sustainability of the business has been assured and no more going concern uncertainty should be considered.

Petaquilla's level of indebtedness could adversely affect its business.

Although this risk could affect the financial situation of PTQ, it has been managed appropriately making possible to payout all the Notes and Convertible Notes in each due date during the year ended May 31, 2011. In addition, the subordination of the outstanding balances of Notes and Convertible Notes to the Forward Gold Purchase Agreement, signed with Deutsche Bank, gave to the liquidity and to the indebtedness of the Company a much better profile.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Due to new acquisitions and growth strategy of the Company, it may incur additional indebtedness in the future. A significant increase in the Company’s debt levels may have important consequences for PTQ, including, but not limited to the following:

  The Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to PTQ or at all;

  A significant amount of the Company’s operating cash flow is dedicated to the payment of interest on PTQ’s indebtedness, thereby diminishing funds that would otherwise be available for the Company’s operations and for other purposes;

  Increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

  A substantial decrease in net operating cash flows or increase in the Company’s expenses could make it more difficult for the Company to meet its debt service requirements, which could force PTQ to modify its operations;

  The Company’s leveraged capital structure may place it at a competitive disadvantage by hindering its ability to adjust rapidly to changing market conditions or by making PTQ vulnerable to a downturn in its business or the economy in general;

  PTQ may have to offer debt or equity securities on terms that may not be favorable to the Company or to the Company’s shareholders;

  Limiting PTQ’s flexibility in planning for, or reacting to, changes and opportunities in the Company’s business and the industry; and

  The Company’s level of indebtedness increases the possibility that PTQ may be unable to generate cash sufficient to pay the principal or interest due in respect of the Company’s indebtedness.

As mentioned in this risk analysis, the cash and indebtedness management of the Company during the year ended May 31, 2011 and the three months ended August 31, 2011 created a solid base for the growth of the Company and future projects, maintaining a balanced equity and indebtedness structure for new challenges.

Petaquilla faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

  environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  industrial accidents;

  fires;

  labor disputes;

  mechanical breakdowns;

  electrical power interruptions;

  encountering unexpected geological formations;

  unanticipated ground conditions;

  ingresses of water;

  process water shortages;

  failure of mining pit slopes, water dams, waste stockpiles and tailings dam walls;

  legal and regulatory restrictions and changes to such restrictions;

  safety-related stoppages;

  other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

Petaquilla’s revenues are primarily derived from the sale of gold. The market price for gold fluctuates widely. These fluctuations are caused by numerous factors beyond Petaquilla's control including:

  speculative positions taken by investors or traders in gold;

  changes in the demand for gold as an investment;

  changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

  changes in the supply of gold from production, disinvestment, scrap and hedging;

  financial market expectations regarding the rate of inflation;

  strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

  changes in interest rates;

  actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

  gold hedging and de-hedging by gold producers;

  global or regional political or economic events; and

  the cost of gold production in major gold producing countries.

On November 11, 2011, the afternoon fixing price of gold on the London Bullion Market was $1,773 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

A sustained period of significant gold price volatility may adversely affect Petaquilla's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions. If revenue from gold sales falls below the cost of production for an extended period, Petaquilla may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The Company faces risks related to operations in foreign countries.

Currently the Company’s properties are located in Panama, Spain and Portugal. Panama is a country with a developing mining sector but with no other commercially producing mines. Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

As part of the strategy to manage this kind of country risk, the Company is looking for diversify its project portfolio. During the first quarter of fiscal 2012, majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). This acquisition brought to the Company development stage projects in Spain with historical resources of 2.1M ounces of gold, 46M ounces of silver and significant copper and zinc content, diversifying the country and political risk within its investment portfolio.

The requirements of the Ley Petaquilla may have an adverse impact on the Company.

PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, it continues to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s exploration activities.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the ninth to the tenth years of the concession and $3.50 per hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20 year term with up to two 20 year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by PTQ and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by PTQ as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with PTQ’s Form 20F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

PTQ’s operations are subject to environmental and other regulation.

The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on the Company’s various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtain permits from various governmental agencies. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

The Company’s directors may have conflicts of interest.

As of November 6, 2009, one of the Company’s directors, David Levy, holds a position with Platinum Management (NY) LLC, an investment advising firm to Platinum Partners Value Arbitrage Fund LP, a New York based investment fund. Platinum Partners Value Arbitrage Fund LP holds securities in the Company and a portion of PTQ’s debt. However, none of the Company’s directors are directors or officers of Platinum Partners Value Arbitrage Fund LP nor are any of the Company’s directors insiders of any other reporting company. While currently none of the Company’s directors beneficially owns a 10% or greater interest in the voting power of any other mineral resource companies, they could in the future. To the extent that these other companies may participate in ventures in which PTQ may participate, David Levy may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to PTQ. In the event that such a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests. In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the Company’s directors primarily consider the potential benefits to PTQ, the degree of risk to which the Company may be exposed and the Company’s financial position at that time. Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

Environmental protestors

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals. Although these protests or blockades could happen, the Company has in place a contingency plan to guarantee the continuity of its operations and activities at the Molejon mine.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures

Management is responsible for the design and maintenance of disclosure controls and procedures.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee. The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of August 31, 2011 and concluded that such disclosure controls and procedures were operating effectively at that date.

Internals control over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at August 31, 2011. Based on this evaluation, as at August 31, 2011, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the three months ended August 31, 2011.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

CAUTIONARY NOTE TO USA READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as ”inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior period MD & A filings, is available on SEDAR at www.sedar.com.